Exhibit 99.2

HAFNIA LIMITED: Completion and pricing of placement of ordinary shares

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, SOUTH AFRICA OR JAPAN, EXCEPT AS PERMITTED BY APPLICABLE LAW, OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL OR REQUIRES REGISTRATION OR ANY OTHER MEASURES.

THIS ANNOUNCEMENT IS NOT AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN FOR SALE IN THE UNITED STATES. THE SECURITIES MAY NOT BE OFFERED AND SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF THE SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF THE PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS WHICH MAY BE OBTAINED FROM THE COMPANY AND WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND ITS MANAGEMENT AND WILL CONTAIN FINANCIAL STATEMENTS.

24 September 2026

Reference is made to the stock exchange announcement made by Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 23 September 2026, regarding a contemplated placement of ordinary shares in the Company (the “Offer Shares”) (the “Offering”).

The Company is pleased to announce that the Offering has been successfully completed through the allocation of 35,488,875 Offer Shares, each at an offer price of NOK 80.00 per Offer Share (the “Offer Price”), raising gross proceeds of the NOK equivalent of approximately USD 300 million. The Offering took place through an accelerated bookbuilding process managed by Fearnley Securities AS and Pareto Securities AS as joint global coordinators and joint bookrunners, and Arctic Securities AS and Clarksons Securities AS as joint bookrunners (collectively, the “Managers”).

The Company intends to use the net proceeds from the Offering to (i) strengthen its balance sheet following its acquisitions of shares in TORM plc (“TORM”), including the recently announced acquisition of 4,500,000 shares of TORM, representing 4.39% of the issued and outstanding share capital of TORM, and increasing the Company’s ownership in TORM to 18.19%, including repayment of indebtedness incurred in connection with such acquisitions, (ii) for funding of potential strategic opportunities, and (iii) for general corporate purposes.

The Offering, allocation of the Offer Shares and issuance of new ordinary shares corresponding to the final number of Offer Shares (the “New Shares”) were resolved by the Company following advice from the Managers.

Delivery of the Offer Shares allocated to investors in the Offering will be made by delivery of existing ordinary shares in the Company that are already listed on Euronext Oslo Børs pursuant to a share lending agreement entered into by the Company, the Managers and BW Group Limited for the purpose of facilitating DVP settlement of the Offer Shares allocated to investors. Fearnley Securities AS (on behalf of the Managers) will settle the share loan with New Shares to be issued upon receiving full payment and registration of issuance of the New Shares with the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”).

Notification of allocation, including settlement instructions, is expected to be distributed by the Managers today, 24 September 2026, no later than 13:00 (CEST), with settlement on a DVP basis on or about 28 September 2026.

The Company has considered the Offering in light of the equal treatment obligations under the Norwegian Securities Trading Act and applicable Singapore law, and the Company is of the view that the Offering is in compliance with these requirements. By structuring the transaction as a private placement, the Company was able to raise capital in an efficient manner and with significantly lower completion risks compared to a rights issue, especially considering that the shares of the Company are traded on both the New York Stock Exchange and Euronext Oslo Børs. In addition, the Offering was subject to marketing through a publicly announced bookbuilding process, and a market-based offer price was therefore achieved. On this basis, and based on an assessment of the current equity markets, the Company has considered the Offering to be in the common interest of the Company and its shareholders. For the same reasons, the Company does not expect to carry out a subsequent share issue directed towards shareholders that were not allocated shares in the Offering.

The Offering was made in the United States pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-287637), including a prospectus supplement to be filed with the SEC pursuant to Rule 424(b) under the U.S. Securities Act of 1933 (the “Securities Act”)

Following completion of the Offering, the Company will have 535,331,154 shares outstanding, representing an increase of approximately 7.10% compared to the number of shares outstanding prior to the Offering.

Advisors

Fearnley Securities AS and Pareto Securities AS are acting as joint global coordinators and joint bookrunners, and Arctic Securities AS and Clarksons Securities AS are acting as joint bookrunners, in the Offering.

Fearnley Securities AS is not a U.S. registered broker-dealer, and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) or through its affiliate Fearnley Securities Inc. Pareto Securities AS is not a U.S. registered broker-dealer, and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 under the Exchange Act or through its affiliate Pareto Securities Inc. Arctic Securities AS is not a U.S. registered broker-dealer, and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 under the Exchange Act or through its affiliate Arctic Securities LLC. Clarksons Securities AS is not a U.S. registered broker-dealer, and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 under the  Exchange Act or through its affiliate Clarksons Securities Inc.

Advokatfirmaet Thommessen AS is acting as Norwegian legal counsel, Vedder Price P.C. is acting as U.S. legal counsel, and Shook Lin & Bok LLP is acting as Singapore legal counsel, to the Company. Advokatfirmaet BAHR AS is acting as Norwegian legal counsel, and Seward & Kissel LLP is acting as U.S. legal counsel, to the Managers.

This information is considered to be inside information pursuant to Article 7 of the EU Market Abuse Regulation and is subject to the disclosure requirements pursuant to Article 17 of the EU Market Abuse Regulation and Section 5-12 of the Norwegian Securities Trading Act.

This stock exchange release was published by Charleston Lim, Manager, on the time and date stated herein.

For further information, please contact:

Søren Steenberg Jensen

CEO Hafnia Limited

sst@hafnia.com

* * *

About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies. As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4,000 employees onshore and at sea. Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

Important Note

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy, fairness or completeness.

Neither this announcement nor the information contained herein is for publication, distribution or release, in whole or in part, directly or indirectly, in or into or from Australia, Canada, Hong Kong, South Africa, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. The publication, distribution or release of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offer of securities in the United States will be made only by means of a prospectus supplement and accompanying prospectus filed with the SEC pursuant to an effective registration statement under the Securities Act. Investors should read the prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein before making an investment decision. In any EEA Member State, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the EU Prospectus Regulation, i.e. only to investors who can receive the offer without an approved prospectus in such EEA Member State. The expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (together with any applicable implementing measures in any Member State).

In the United Kingdom, this communication is only being distributed to and is only directed at persons who have professional experience, knowledge and expertise in matters relating to investments and qualifying as “investment professionals” for the purposes of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (all such persons being referred to as “relevant persons”), and only in circumstances falling within Part 1 of Schedule 1 to The Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.

This announcement and any information contained herein does not constitute a prospectus and has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this announcement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the Securities and Futures Act 2001 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

NO ACTION HAS BEEN TAKEN BY THE COMPANY, THE MANAGERS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE OFFER SHARES OR POSSESSION OR DISTRIBUTION OF THIS PRESS RELEASE OR ANY OFFERING OR PUBLICITY MATERIAL RELATING TO THE OFFER SHARES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE COMPANY AND THE MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE OFFER SHARES. NONE OF THE COMPANY OR THE MANAGERS MAKE ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE OFFER SHARES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE OFFER SHARES OR (III) THE FUTURE PERFORMANCE OF THE OFFER SHARES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

THE MANAGERS ARE ACTING ON BEHALF OF THE COMPANY AND NO ONE ELSE IN CONNECTION WITH THE OFFERING AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO CLIENTS OF THE MANAGERS OR FOR PROVIDING ADVICE IN RELATION TO THE OFFER SHARES.

EACH OF THE COMPANY, THE MANAGERS AND THEIR RESPECTIVE AFFILIATES EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO UPDATE, REVIEW OR REVISE ANY STATEMENT CONTAINED IN THIS PRESS RELEASE WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under applicable laws, such as the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.